Mr. Jim A. Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

January 27, 2011

RE:	Chugach Electric Association, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 14, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 12, 2010
File No. 33-42125

Dear Mr. Allegretto,

We refer to your comment letter dated January 19, 2011, requesting further information in relation to the above Form 10-K, filed on March 5, 2010 and Forms 10-Q, filed on May 14, August 9, and November 12 of 2010.

Attached please find our response to your comment letter.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are appreciated and we look forward to receiving your confirmation that our responses meet your requirements.

Very Truly Yours,

/s/ Michael R. Cunningham
Michael R. Cunningham
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Dr.
Anchorage, AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Notes to Financial Statements

Note (1) Description of Business and Significant Accounting Policies

(c) Regulation, page 58

1.
We have read your response to comment one in our letter dated December 20, 2010.  As previously requested, please explain in detail how your base rates are set.  Specifically show us whether a general rate case, or a SRF, encompasses a projection of your specific costs based on a normalized volume such that revenue requirements equal entity specific projected costs (O&M, depreciation, interest, taxes etc.).  In this regard, tell us whether you use a rate base/rate of return approach to ratemaking or a debt service coverage approach.  If you use some combination of the two methods, explain to us how the combination is applied.  The brief discussion in your response, as well as the practice of electric cooperatives, suggest that the TIER approach is the sole way that your base rates are established.  If so, explain how the TIER approach is designed to recover Chugach’s specific costs of providing service.  In this regard, please specifically explain what specific costs are being recovered by the “excess” coverage component.  In this regard, an example of the rate setting process would be helpful to the staff’s understanding as well as how your method meets the requirements of ASC 980-10-15-2 b. & c.  We may have further comment.

Chugach’s electric system class revenue requirements are established on a 12-month historic test period basis pursuant to the rules as established by the Regulatory Commission of Alaska.  The revenue requirement calculations include normalization adjustments for known and measurable changes to the test year that will impact our specific costs on a going-forward basis.  In Alaska, the use of a projected test period is not permitted.

Chugach’s base rates, whether set under a full and complete General Rate Case or under a more frequent basis pursuant to a Simplified Rate Filing, are established to allow the continued recovery of all operating and maintenance expenses, depreciation expense, taxes, and long-term interest expense.

The regulatory environment in Alaska requires cooperatives to use a debt service coverage approach to ratemaking.  TIER is designed to ensure the Company maintains a debt service coverage ratio that allows Chugach (and other cooperatives that use TIER) to remain in compliance with its covenants.  Alaska Statute 42.05.431(a) (Power of Commission to Fix Rates) states, in part:

“….  The financial covenants contained in mortgages and other debt instruments of cooperative utilities organized under AS 10.25 are also valid and enforceable, and rates set by the commission must be adequate to meet those covenants.”

Chugach’s current authorized system TIER is 1.30, which is included as a component in Chugach’s revenue requirement.

Table 1 contains a simplified example that identifies system base rate components that reflect our specific costs to be recovered and approximates Chugach’s system revenue requirement:

(Example) Table 1: Primary System Revenue Requirement Components (figures exclude fuel and purchased power costs)
Description	Test Year Total
Operating & Maintenance Expenses	$60.0 million
Depreciation Expense	$32.0 million
Interest Expense	$20.1 million
Debt Service Margin (TIER)	$6.0 million
Total Revenue Requirement	$118.1 million

In this simplified example, Chugach’s total revenue requirement is $118.1 million, based on a system debt service margin (TIER) requirement of 1.30.  This demonstrates that Chugach is permitted full cost recovery, plus an allowable debt service margin of 0.30 on interest expense.

It is our view that Chugach’s ratemaking methodology and the process by which electric rates are established clearly meet the requirements of both ASC 980-10-15-2 b and c.  Our regulated rates are established to recover all of our specific costs of providing electric service.  In each rate filing, rates are set at levels to recover all of our specific allowable costs and those rates are then collected from our retail and wholesale customers.

Chugach would be pleased to either provide additional information or discuss the overall ratemaking and regulatory process in further detail if necessary.

Item 9A – Controls and Procedures, page 88

2.
We note your response to comment three in our letter dated December 20, 2010.  In your proposed future disclosure we note you state that there have been no significant changes in your internal controls or in other factors known to management that has materially affected, or is reasonably likely to affect, your internal control over financial reporting subsequent to your most recent evaluation.  Please revise your disclosure in future reporting to either state that there have been no changes in your internal controls over financial reporting that have occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting or to identify and describe any such changes.  In addition, Item 308 (c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of the Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect you’re your internal control over financial reporting rather than subsequent to your most recent evaluation; please revise this disclosure as well.  Please show us what your revised proposed future disclosure will look like.

We will revise our “Controls and Procedures” disclosure in future filings to include the following language, as set forth below.

Evaluation of Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rule 13a-15(e)) under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO).  Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed in our periodic reports to the SEC, ensures that such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.  The design of any system of controls is based in part upon various assumptions about the likelihood of future events, and there can be no assurance that any of our plans, products, services or procedures will succeed in achieving their intended goals under future conditions.  In addition, there were no changes in Chugach’s internal controls over financial reporting identified in connection with the evaluation that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, Chugach’s internal controls over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of our internal controls over financial reporting as of December 31, 2009, using the criteria set forth in “Internal Control Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2009, Chugach maintained effective internal controls over financial reporting.  In addition, there were no changes in Chugach’s internal controls over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) identified in connection with the evaluation that occurred during the fourth quarter that has materially affected, or is reasonably like to materially affect, Chugach’s internal controls over financial reporting.